02038427

PE 5-21-02

0-24678

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

21 MAY 2002

CSR LIMITED (ACN 000 001 276)

CSR LIMITED PRESENTATION FOR THE YEAR ENDED 31 MARCH 2002

9 Help St, Chatswood NSW 2067, Australia

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X....... Form 40-F...........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CSR LIMITED

(Registrant)

Date 21 May 2002 By: [signature]

Name: Luke Keighery

Title: Manager Investor Services
CSR Limited

CSR

News Release

CSR LIMITED EARNINGS PER SHARE UP 16%

CSR Limited today announced that operating profit after tax (PAT) for the year ended 31 March 2002 (YEM02) was A$553 million, up 9.4% on the previous year, before significant items*.

Earnings per share (EPS) before significant items rose 16.3% to 58.5 cents. After significant items, PAT was down 12.9% and EPS was down 7.4%.

Directors declared an increased final dividend of 13 cents, up 8%. Franking was increased to 70%, from 40% previously. The dividend is payable on 4 July.

Other highlights

Measure	YEM02 result	Increase
Sales revenue	A$6,985 m	8.7%
EBIT	A$926 m	0.3%
EBITDA	A$1,379 m	3.0%
Net operating cash flow	A$1,195 m	16.7%
Net operating cash flow/share	A$1.26	23.5%
Free cash flow **	A$846 m	15.6%
Return on funds employed (ROFE)	15.5%	+0.9 pp
Return on equity (ROE)	13.7%	+1.0 pp

Shareholder value added was again positive and up on the previous year.

The result was lifted by another strong performance from the US subsidiary, Rinker Materials Corporation (Rinker) – with EBIT up 8% in US$ – and Sugar (EBIT up A$58 million), together with an improved result from Construction Materials, and a weaker A$ currency. These positive factors offset reduced earnings due to the sale of the Gove alumina interest (GAL) – which contributed A$67 million EBIT in YEM01 - and a decline in profit from Building Materials, due to the fall in Australian housing activity in the first half.

As previously announced, YEM02 PAT included a one-off tax refund benefit of A$41 million, following a Federal Court decision on the tax treatment of a settlement with insurers. Likewise, a one-off A$27 million gain from sugar terminal shares had benefited YEM01 PAT.

Financial position

Net debt was A$1,738 million, down 17.2% from A$2,100 million last year. Gearing (net debt / net debt plus equity) improved from 34.0% to 29.7%. Interest cover was 8.5 times, up from 6.8 times.

Overview

"This is a very satisfactory result given the economic uncertainty in the US and the slowdown in Australia," said CEO & Managing Director Peter Kirby. "Overall, it has been a year of consolidation following Rinker's A$1.3 billion in acquisitions in YEM01. Rinker continued to grow in US heavy building materials, but more cautiously, due to some unpredictability about the economic outlook.

"We are particularly pleased about the strong growth in both earnings per share - which has risen an average of 22% p.a. compound over the past five years – and return on equity. Lifting ROE has been a key objective."

** Significant items were previously described as abnormals. In YEM01, CSR recorded an abnormal profit of A$129 million following the sale of its Gove alumina interest (GAL).*
*** EBITDA after deducting tax and net interest paid, operating capital and change in working capital*

CSR Limited ABN 90 000 001 276. Corporate and Investor Relations Group
Level 3, 9 Help Street, Chatswood NSW 2067, Locked Bag 6, Chatswood NSW 2057, Australia
Telephone (02) 9235 8171 Facsimile (02) 9235 8140 E-mail investorrelations@csr.com.au

"Rinker (United States) again performed well," said Mr Kirby. "The Florida operations continued to deliver an exceptional result. The turnaround in the Nevada business – following the July 2001 acquisition of the Hanson operations in Las Vegas – is ahead of expectations, and offers significant growth potential. Overall, the acquisitions are performing to target.

"Construction Materials (Australia, Asia) improved with steady sales, despite a further decline in engineering and commercial construction in Australia, and lower concrete and pipe prices. Along with other major companies in this industry, the business is delivering below its cost of capital. It needs to improve significantly. Our prices increased from 1 April 2002 and the business is preparing for the coming upturn in activity. Further customer service initiatives are underway.

"Building Materials (Australia, New Zealand & Asia) had a year of two very different halves - a post-GST slump for housing in the first half, followed by a strong pick up in approvals in the second half, although activity levels have lagged behind. The Housing Industry Association attributes the lag, which is mainly in NSW (45% of Building Materials' sales revenue), to factors including the HIH insurance collapse and council delays.

"Our Asian businesses (particularly Tianjin Readymix quarry and concrete in China), performed much better, delivering a combined EBIT of A$9 million, versus a A$3 million loss last year," said Mr Kirby.

Business Performance

- *Rinker* EBIT was up 16% to A$598 million (up 8% in US$ to US$306 million). Rinker EBITDA was up 18% to A$898 million (up 10% in US$). Sales rose 15% to A$4,116 million (up 7% in US$). Margins increased: EBIT/sales to 14.5% from 14.4% and EBITDA/sales to 21.8% from 21.2%. US$ ROFE was 16.1% from 15.0%. Comparable $US sales (adjusted for YEM02 acquisitions and divestments) rose 3% and EBIT rose 7%.

  Product prices were up 1-5% and profit rose in all Rinker's major businesses:
  - Quarries S.E. (Florida, Georgia, Tennessee, Kentucky) EBIT up 26%, volumes up 15%
  - Florida Materials (concrete & block) EBIT up 21%, concrete volumes up 4%, block 10%
  - Cement EBIT up 8%, volumes up 11%
  - Hydro Conduit pipe business EBIT up11%, volumes up 13%.

  The small Polypipe and Prestress businesses, both heavily exposed to the significant decline in commercial activity during the year, recorded losses. Gypsum Supply profit fell US$8 million as US wallboard market volumes and prices fell, and the previous supply shortage eased.

- *Construction Materials* EBIT rose 11% to A$57 million on steady sales. Second half EBIT was up strongly over last year. ROFE was 7.8%, from 6.8%.

- *Building Materials* second half EBIT was also up strongly (27%) over the first half, but the total YEM02 result of A$109 million was down 19% on the previous year, which had included the GST-induced housing boom. Sales fell 6%. ROFE was 17.8%, down from 22.4%.

- *Sugar* EBIT rose 347% to A$74 million, on much improved raw sugar prices. The cane crop was up slightly at 11.6 million tonnes, but was still disappointing. Distilleries EBIT rose 23%, due to higher margins and strong export sales. Refining EBIT recovered strongly in the second half (up 56% over the first half) but fell 12% for the year.

- *Aluminium* EBIT was A$110 million, down 48% on the previous result, which included A$67 million in GAL earnings. Hedging insulated the business from fluctuating prices and currency.

Strategy
For the past four years the CSR group strategy has been to grow internationally in heavy building materials, whilst concurrently working to separate the non heavy building materials assets in a way that has delivered value for our shareholders. Good progress has been made:

- 22 divestments, totaling A$1.5 billion
- 24 acquisitions, totaling A$1.8 billion - integrated successfully and earning to plan
- Around three quarters of group EBIT now comes from heavy building materials, and
- Total return to shareholders has risen an average 30% p.a. compound for the past three years.

"Despite this improvement, substantial value is still to be realised," said Mr Kirby. "After a year of consolidation in YEM02 we are now vigorously pursuing our tandem strategy of growth and restructuring, in order to unlock this value for our existing shareholders.

"We are currently evaluating a number of options to progress the restructure of the group. The recently announced Federal demerger legislation is expected to facilitate this and options to be evaluated will include the creation of two separate Australian listed companies. As always, the driver of any restructuring will be delivering value for our shareholders.

"With regard to growth, the group has substantial financial flexibility and Rinker is actively investigating further acquisitions in the US, including a number of significant step out opportunities. We remain positive about the heavy building materials sector and opportunities for value-creating growth in the US. We also continue to look at opportunities in Asia and Europe."

Outlook for YEM03
The US economy appears to be recovering, and predictions are for a gradual upturn, helped by the US$51 billion stimulus package and the ongoing TEA-21 road-funding program. Housing and commercial construction are expected to decline during this year, with commercial expected to recover from 2004. Infrastructure spending remains strong. Overall, US construction activity is currently forecast to be down about 2%.

Asia is slowly improving and in Australia, we are seeing gradual progress towards a significant engineering construction upturn from 2004. Commercial activity is expected to improve from this year. *Construction Materials* is 70% exposed to these two sectors. Our prices are also improving.

Building Materials is almost 75% exposed to housing, which remains strong. Starts are forecast to fall in the latter half of the year as interest rates increase. We expect a similar level of activity to YEM02.

Sugar prices have fallen on expectations of a large Brazilian crop, although the current drought there may impact later. The Australian crop should also be larger, but lower prices will severely impact profitability. Initiatives to reduce earnings volatility and improve returns are underway.

Aluminium profit should be similar to last year, due to hedging.

"The group's expectation is for another solid result this year. Achieving an improvement in last year's normalised earnings – that is, excluding the A$41 million one-off tax refund benefit – will be challenging. We will be aiming to offset the impact of a higher A$, low sugar prices, and the expected slowdown in US construction, with the improvement in Construction Materials, ongoing operational improvement and contributions from any acquisitions.

"Our priorities will be to develop further international growth opportunities, to pursue ongoing restructuring, and to continue lifting the business performance, as we strive to deliver additional value for our shareholders."

For further information, please call Peter Kirby on 61 2 9235 8095 or Debra Stirling on 61 2 9235 8040 or 0419 476 546

21 MAY 2002 **C&IR 01/03**

CSR Limited ABN 90 000 001 276. Corporate and Investor Relations Group
Level 3, 9 Help Street, Chatswood NSW 2067, Locked Bag 6, Chatswood NSW 2057, Australia
Telephone (02) 9235 8171 Facsimile (02) 9235 8140 E-mail investorrelations@csr.com.au

CSR PRELIMINARY FINAL REPORT FOR THE YEAR ENDED 31 MARCH 2002

Table of Contents

REVIEW OF OPERATIONS

Company overview

Net profit after tax (PAT) for the year ended 31 March 2002 (YEM02) was A$553 million, up 9.4% on the previous year, before significant items*.

Earnings per share (EPS) before significant items rose 16.3% to 58.5 cents. After significant items, PAT was down 12.9% and EPS was down 7.4%.

Directors declared an increased final dividend of 13 cents, up 8%. Franking was increased to 70%, from 40% previously. The dividend is payable on 4 July.

Other highlights

Measure	YEM02 result	Increase
Sales revenue	A$6,985 m	8.7%
EBIT	A$926 m	0.3%
EBITDA	A$1,379 m	3.0%
Net operating cash flow	A$1,195 m	16.7%
Net operating cash flow/share	A$1.26	23.5%
Free cash flow **	A$846 m	15.6%
Return on funds employed (ROFE)	15.5%	+0.9 pp
Return on equity (ROE)	13.7%	+1.0 pp

Shareholder value added was again positive and up on the previous year.

The result was lifted by another strong performance from the US subsidiary, Rinker Materials Corporation (Rinker) – with earnings before interest and tax (EBIT) up 8% in US$ – and Sugar (EBIT up A$58 million), together with an improved result from Construction Materials, and a weaker A$ currency. These positive factors offset reduced earnings due to the sale of the Gove alumina interest (GAL) – which contributed A$67 million EBIT in YEM01 - and a decline in profit from Building Materials, due to the fall in Australian housing activity in the first half.

As previously announced, YEM02 PAT included a one-off tax refund benefit of A$41 million, following a Federal Court decision on the tax treatment of a settlement with insurers. Likewise, a one-off A$27 million gain from sugar terminal shares had benefited YEM01 PAT.

Financial position
Net debt was A$1,738 million, down 17.2% from A$2,100 million last year. Gearing (net debt / net debt plus equity) improved from 34.0% to 29.7%. Interest cover was 8.5 times, up from 6.8 times.

Overview
This was a very satisfactory result given the economic uncertainty in the US and the slowdown in Australia. Overall, it was a year of consolidation following Rinker's A$1.3 billion in acquisitions in YEM01. Rinker continued to grow in US heavy building materials, but more cautiously, due to some unpredictability about the economic outlook.

Particularly pleasing was the strong growth in both earnings per share - which has risen an average of 22% p.a. compound over the past five years – and return on equity. Lifting ROE has been a key objective.

Rinker (United States) again performed well. The Florida operations continued to deliver an exceptional result. The turnaround in the Nevada business – following the July 2001 acquisition of the Hanson operations in Las Vegas – is ahead of expectations, and offers significant growth potential. Overall, the acquisitions are performing to target.

** Significant items were previously described as abnormals. In YEM01, CSR recorded an abnormal profit of A$129 million following the sale of its Gove alumina interest (GAL).*
*** EBITDA after deducting tax and net interest paid, operating capital and change in working capital*

Construction Materials (Australia, Asia) improved with steady sales, despite a further decline in engineering and commercial construction in Australia, and lower concrete and pipe prices. The business is delivering below its cost of capital and needs to improve significantly. Its concrete and aggregate prices increased from 1 April 2002 and the business is preparing for the coming upturn in activity. Further customer service initiatives are underway.

Building Materials (Australia, New Zealand & Asia) had a year of two very different halves - a post-GST slump for housing in the first half, followed by a strong pick up in approvals in the second half, although activity levels have lagged behind. The Housing Industry Association attributes the lag, which is mainly in NSW (45% of Building Materials' sales revenue), to factors including the HIH insurance collapse and council delays.

The Asian businesses (particularly Tianjin Readymix quarry and concrete in China), performed much better, delivering a combined EBIT of A$9 million, versus a A$3 million loss last year.

Business Performance

- *Rinker* EBIT was up 16% to A$598 million (up 8% in US$ to US$306 million). Rinker EBITDA was up 18% to A$898 million (up 10% in US$). Sales rose 15% to A$4,116 million (up 7% in US$). Margins increased: EBIT/sales to 14.5% from 14.4% and EBITDA/sales to 21.8% from 21.2%. US$ ROFE was 16.1% from 15.0%. Comparable $US sales (adjusted for YEM02 acquisitions and divestments) rose 3% and EBIT rose 7%.

  Product prices were up 1-5% and profit rose in all Rinker's major businesses :
  - Quarries S.E. (Florida, Georgia, Tennessee, Kentucky) EBIT up 26%, volumes up 15%
  - Florida Materials (concrete & block) EBIT up 21%, concrete volumes up 4%, block 10%
  - Cement EBIT up 8%, volumes up 11%
  - Hydro Conduit pipe business EBIT up 11%, volumes up 13%.

  The small Polypipe and Prestress businesses, both heavily exposed to the significant decline in commercial activity during the year, recorded losses. Gypsum Supply profit fell US$8 million as US wallboard market volumes and prices fell, and the previous supply shortage eased.

- *Construction Materials* EBIT rose 11% to A$57 million on steady sales. Second half EBIT was up strongly over last year. ROFE was 7.8%, from 6.8%.

- *Building Materials* second half EBIT was also up strongly (27%) over the first half, but the total YEM02 result of A$109 million was down 19% on the previous year, which had included the GST-induced housing boom. Sales fell 6%. ROFE was 17.8%, down from 22.4%.

- *Sugar* EBIT rose 347% to A$74 million, on much improved raw sugar prices. The cane crop was up slightly at 11.6 million tonnes, but was still disappointing. Distilleries EBIT rose 23%, due to higher margins and strong export sales. Refining EBIT recovered strongly in the second half (up 56% over the first half) but fell 12% for the year.

- *Aluminium* EBIT was A$110 million, down 48% on the previous result, which included A$67 million in GAL earnings. Hedging insulated the business from fluctuating prices and currency.

Strategy

For the past four years the CSR group strategy has been to grow internationally in heavy building materials, whilst concurrently working to separate the non heavy building materials assets in a way that has delivered value for our shareholders. Good progress has been made :

- 22 divestments, totaling A$1.5 billion
- 24 acquisitions, totaling A$1.8 billion - integrated successfully and earning to plan
- Around three quarters of group EBIT now comes from heavy building materials, and
- Total return to shareholders has risen an average 30% p.a. compound for the past three years.

Despite this improvement, substantial value is still to be realized. After a year of consolidation in YEM02, CSR is now vigorously pursuing its tandem strategy of growth and restructuring, in order to unlock this value for existing shareholders.

A number of options are currently being evaluated to progress the restructure of the group. The recently announced Federal demerger legislation is expected to facilitate this and options to be evaluated will include the creation of two separate Australian listed companies. As always, the driver of any restructuring will be delivering value for shareholders.

With regard to growth, the group has substantial financial flexibility and Rinker is actively investigating further acquisitions in the US, including a number of significant step out opportunities. The company remains positive about the heavy building materials sector and opportunities for value-creating growth in the US. CSR also continues to look at opportunities in Asia and Europe.

Outlook for YEM03

The US economy appears to be recovering, and predictions are for a gradual upturn, helped by the US$51 billion stimulus package and the ongoing TEA-21 road-funding program. Housing and commercial construction are expected to decline during this year, with commercial expected to recover from 2004. Infrastructure spending remains strong. Overall, US construction activity is currently forecast to be down about 2%.

Asia is slowly improving and in Australia, we are seeing gradual progress towards a significant engineering construction upturn from 2004. Commercial activity is expected to improve from this year. *Construction Materials* is 70% exposed to these two sectors. Construction Materials' aggregate and concrete prices are improving.

Building Materials is almost 75% exposed to housing, which remains strong. Starts are forecast to fall in the latter half of the year as interest rates increase. A similar level of activity to last year is expected.

Sugar prices have fallen on expectations of a large Brazilian crop, although the current drought there may impact later. The Australian crop should also be larger, but lower prices will severely affect profitability. Initiatives to reduce earnings volatility and improve returns are underway.

Aluminium profit should be similar to last year, due to hedging.

The group's expectation is for another solid result this year. Achieving an improvement in last year's normalised earnings – that is, excluding the A$41 million one-off tax refund benefit – will be challenging. The aim will be to offset the impact of a higher A$, low sugar prices, and the expected slowdown in US construction, with the improvement in Construction Materials, ongoing operational improvement and contributions from any acquisitions.

Group priorities will be to develop further international growth opportunities, to pursue ongoing restructuring, and to continue lifting the business performance, in order to deliver additional value for CSR shareholders.

OPERATIONS SUMMARY

Rinker Materials Corporation
USA

Performance summary
- Trading revenue A$4,116 million, up 15% on the previous year (US$2,104 million, up 7%).
- Earnings before interest and tax (EBIT) A$598 million, up 16% (US$306 million, up 8%).
- Earnings before interest, tax, depreciation and amortisation (EBITDA) A$898 million, up 18% (US$459 million, up 10%).
- Profit margins – EBIT : trading revenue 14.5%, the previous year 14.4%. EBITDA : trading revenue 21.8%, the previous year 21.2%.

Features
- Rinker had a good year, especially in quarries and pre-mixed concrete in the south eastern US and in cement – assisted by federal transport infrastructure spending. Nevada improved strongly.
- Rinker Materials Corporation changed its name from CSR America, Inc. following customer surveys.

Progress against priorities
- **Grow through bolt-on acquisitions and, if opportunities present, major acquisitions; investigate new geographic markets:** Bolt-on acquisitions included five quarries, six pre-mixed concrete plants, a block plant as well as buying out the joint venture partner in five concrete pipe plants.
- **Reduce costs through operational improvement:** Cut costs by A$80 million.
- **Improve safety and environmental performance:** Recordable injury frequency fell 31%. Level 1 and 2 minor and significant environmental incidents rose by six to 11; there was one level 3 serious incident, down 75%.

Key objectives
- Grow through bolt-on acquisitions and, as opportunities present, major acquisitions; investigate new geographic markets.
- Reduce costs through operational improvement.
- Improve safety and environmental performance.

Construction Materials
Australia and Asia

Performance summary
- Trading revenue A$926 million, the previous year A$923 million.
- Earnings before interest and tax A$57 million, up 11%.
- Earnings before interest, tax, depreciation and amortisation A$104 million, up 2%.
- Profit margins – EBIT : trading revenue 6.1%, up from 5.6%. EBITDA : trading revenue 11.2%, the previous year 11.0%.

Features
- Australian civil construction fell 6%. Total construction (in areas affecting CSR) fell 2%.
- In October, we appointed a new general manager, Karl H Watson Jr, previously vice president of Rinker's Florida Materials division.
- Construction Materials has been restructured as 58 performance cells with profit responsibility.

Progress against priorities

- **Increase rate of improvement in efficiency and cost reduction:** Operational improvement reduced costs by A$5 million.
- **Continue to manage the slowdown in the construction cycle. Prepare to take swift and value adding advantage of the upturn:** We upgraded plants while continuing to ensure they are optimally located. Employee numbers fell. Marketing and pricing discipline was better but more improvement is needed.
- **Improve safety and environmental performance:** Recordable injury frequency fell 32%. Level 1 and 2 minor and significant environmental incidents fell 37%.

Key objectives

- Restore profit levels above the cost of capital. More disciplined management of profit margins. Lift prices.
- Localise the businesses, focusing on customers.
- Improve safety and environmental performance.

Building Materials

Australia, New Zealand and Asia

Performance summary

- Trading revenue A$806 million, 6% down.
- Earnings before interest and tax A$109 million, 19% down.
- Earnings before interest, tax, depreciation and amortisation A$143 million, down 18%.
- Profit margins – EBIT : trading revenue 13.5%, the previous year 15.7%. EBITDA : trading revenue 17.7%, the previous year 20.2%.

Features

- Progressed with transition to high performance (cell) structure.
- New Sydney concrete roof tile plant now commissioning.
- Key Australian building unions endorsed new building codes, enabling our biosoluble insulation to be installed in high rise dwellings and commercial buildings.
- Operational improvements cut costs by A$12 million.

Progress against priorities

- **Intensify efforts to improve further the servicing of our customers and the quality of our sales force:** New programs successfully implemented in all businesses.
- **Closely manage pricing, while maintaining market share:** Pricing tightly managed in all businesses, although prices fell for plasterboard and Australian glasswool insulation.
- **Tightly control operating capital to ensure only value creating projects are implemented:** Continued to be tightly managed.
- **Improve safety and environmental performance:** Recordable injury frequency fell 7%. Level 1 and 2 minor and significant environmental incidents rose 35%. There was one level 3 serious incident.

Key objectives

- Increase effectiveness of our sales force and the servicing of our customers.
- Closely manage pricing, while maintaining market share.
- Tightly control operating capital.
- Improve safety and environmental performance.

Sugar
Australia

Performance summary
- Trading revenue A$694 million, up 31%.
- Earnings before interest and tax A$74 million, up from A$16 million.
- Earnings before interest, tax, depreciation and amortisation A$110 million, up from A$54 million.
- Profit margins – EBIT : trading revenue 10.6%, up from 3.1%. EBITDA : trading revenue rose to 15.9% from 10.1%.

Features
- The sugarcane crop was disappointing, with 11.6 million tonnes milled, up 2%.
- A major sugar industry improvement program is under way. We are working with sugarcane growers, harvesters and other millers to minimise industry costs and optimise output for mutual benefit.
- Mills management was restructured on a regional basis as part of a high performance way of working.
- We continued investigating expansion of renewable energy production.

Progress against priorities
- **Continue to investigate options for separating the sugar operations from the group's building materials businesses:** So far unsuccessful, but CSR continues to work on solutions to realise value for shareholders.
- **Continue to cut costs and improve operations:** Operational improvements cut costs by A$5 million.
- **Achieve mill efficiencies:** A poor crop and milling delays limited operational efficiency gains.
- **Improve safety and environmental performance:** Recordable injury frequency fell 18%. The number of level 1 and 2 minor and significant environmental incidents was unchanged.

Key objectives this year
- Obtain commitment and cooperation from the others in the Australian sugar industry for productivity initiatives.
- Get renewable energy projects under way.
- Improve safety and environmental performance.

Aluminium
Australia

Performance summary
- Trading revenue of A$443 million was down 15%, following the January 2001 sale of Gove Aluminium Ltd – GAL (70% CSR).
- Earnings before interest and tax A$110 million, the previous year A$212 million (A$145 million excluding GAL).
- Earnings before interest, tax, depreciation and amortisation A$132 million, the previous year A$241 million (A$167 million ex GAL).
- Profit margins – EBIT : trading revenue 24.8%, the previous year 40.6%. EBITDA : trading revenue 29.7%, the previous year 46.4%.
- CSR's share of the Gove Aluminium Finance – GAF (70% CSR) – net profit after tax and before finance was A$58 million, the previous year A$98 million (A$67 million ex GAL).

Features

- Aluminium demand fell in GAF's key markets in Japan and other Asian countries.
- The world price averaged US$1,412 a tonne, down 9%, but CSR's hedging protected returns.

Progress against priorities

- **Continue to manage CSR's aluminium investment to achieve the best outcome for shareholders:** The business performed well in difficult market conditions.
- **Take advantage of opportunities to hedge the world market aluminium price and US$ revenue:** We continue to hedge our exposure to aluminium prices and US$ exchange rates for the next two to three years – to provide a base level of profitability and reduce volatility of earnings.

Key objectives

- Continue to manage CSR's aluminium investment to achieve the best outcome for shareholders.
- Continue to hedge the world market aluminium price and US$ revenue.

Financial performance summary

Year ended 31 March (A$ million unless indicated)	2002	2001	% Change
For the year (1)			
Trading revenue	6984.7	6424.0	9
Operating profit before finance, and income tax and significant items (EBIT)	925.8	922.6	-
Net profit after significant items	552.6	634.1	-13
Net profit before significant items	552.6	504.9	9
Net cash from operating activities	1194.8	1024.2	17
Capital investment	583.9	1659.7	-65
Per share [A cents]			
Earnings after significant items	58.5	63.2	-7
Earnings before significant items	58.5	50.3	16
Dividend	24.0	23.0	4
Key measures (2)			
EBIT/Trading revenue [%]	13.3	14.4	
Return on funds employed before significant items [%]	15.5	14.6	
Interest cover [times]	8.5	6.8	
Gearing at 31 March			
Net debt: equity plus net debt [%]	29.7	34.0	
Net debt: equity [%]	42.3	51.5	

(1) Significant items include all items previously classified as abnormal
(2) All ratios are calculated before items previously recorded as abnormal

Australian Stock Exchange Limited

Preliminary final statement

CSR Limited
ABN 90 000 001 276

For the financial year ended 31 March 2002

For announcement to the market

Item			A$ million
1.1	Revenues from ordinary activities	up 2 %	7194.8
1.20	Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members	down 10 %	615.3
1.23	Profit from ordinary activities after tax attributable to members	down 13 %	552.6
2.5 (d)	Profit from extraordinary items after tax attributable to members	–	
1.11	**Net profit for the period attributable to members**	down 13 %	552.6
	Final dividend per share:		
15.4	Current year	13 cents	(70% franked at 30% tax rate)
15.5	Previous corresponding year	12 cents	(40% franked at 30% tax rate)
15.2	Registrable transfers received by 6 June 2002 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.		

Consolidated statement of financial performance

Year ended 31 March	(A$ million)	2002	2001
	Trading revenue	6984.7	6424.0
	Other revenue from ordinary activities	210.1	614.0
1.1	Total revenues from ordinary activities	7194.8	7038.0
1.2	Expenses from ordinary activities	(6289.6)	(6083.8)
1.3	Borrowing costs	(132.1)	(155.4)
1.4	Share of net profit of associates and joint venture entities [equal to item 16.7]	45.4	49.4
1.5	Profit from ordinary activities before tax	818.5	848.2
1.6	Income tax on ordinary activities	(243.7)	(179.1)
1.7	Profit from ordinary activities after tax	574.8	669.1
1.8	Profit from extraordinary items after tax	-	-
1.9	Net profit	574.8	669.1
1.10	Net profit attributable to outside equity interests	(22.2)	(35.0)
1.11	Net profit attributable to members	552.6	634.1
	Consolidated retained profits		
1.12	Retained profits at the beginning of the financial period	1273.9	860.8
1.13	Net profit attributable to members *(item 1.11)*	552.6	634.1
1.14	Net transfers from reserves	0.8	1.5
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(225.0)	(222.5)
1.17	**Retained profits at the end of the financial period**	1602.3	1273.9

Year ended 31 March	(A$ million)	2002	2001
	Profit restated to exclude amortisation of goodwill		
1.18	Profit from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	637.5	719.8
1.19	Less outside equity interests	22.2	35.0
1.20	Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members	615.3	684.8
1.21	Profit from ordinary activities attributable to members	574.8	669.1
1.22	Less outside equity interests	22.2	35.0
1.23	**Profit from ordinary activities after tax, attributable to members**	552.6	634.1
1.24	**Significant items of revenue and expense were**		
	Sale of Gove Aluminium Limited	-	235.4
	Asset write-downs and rationalisation costs from plans to restructure businesses and dispose of surplus assets	-	(113.1)
	Increase in product liability provision	-	(65.0)
	Profit before income tax	-	57.3
	Income tax benefit	-	66.3
	Outside equity interests benefit	-	5.6
	Net profit after tax	-	129.2
	Intangible items		
2.1	Amortisation of goodwill	72.0	57.7
	less income tax benefit	9.3	7.0
	less outside equity interests	-	-
	Net amortisation of goodwill	62.7	50.7
2.2	Amortisation of other intangibles	11.3	8.9
	less income tax benefit	3.7	3.0
	less outside equity interests	-	-
	Net amortisation of other intangibles	7.6	5.9
2.3	Total net amortisation of intangibles	70.3	56.6
2.4/2.5	**Total extraordinary items for year ended 31 March 2002 and 2001 are nil.**		

	Comparison of half year profits		
3.1	Consolidated profit from ordinary activities after tax, attributable to members reported in the 1st half year (item 1.23 in half yearly report)	277.0	271.1
3.2	Consolidated profit from ordinary activities after tax, attributable to members for the 2nd half year	275.6	363.0
		552.6	634.1

Consolidated statement of financial position

	(A$ million)	As at 31 March 2002	As at 31 March 2001	As at 30 September 2001
	Current assets			
4.1	Cash	156.6	200.2	213.7
4.2	Receivables	988.0	971.4	1206.5
4.4	Inventories	572.5	629.9	632.4
4.5	Other current assets	25.5	37.6	38.3
4.6	**Total current assets**	1742.6	1839.1	2090.9
	Non-current assets			
4.7	Receivables	50.9	79.7	54.8
4.8	Investments accounted for using equity method	316.6	334.8	320.6
4.9	Other investments	40.2	92.0	89.9
4.10	Inventories	129.2	99.3	114.5
4.13	Property, plant and equipment (net)	4137.9	4273.4	4352.6
4.14	Intangibles (net)	1111.6	1233.5	1223.7
4.15	Other non-current assets	421.7	509.8	465.0
4.16	**Total non-current assets**	6208.1	6622.5	6621.1
4.17	**Total assets**	7950.7	8461.6	8712.0
	Current liabilities			
4.18	Payables	745.3	824.2	855.3
4.19	Interest bearing liabilities	104.0	70.1	73.4
4.20	Provisions	369.9	426.3	515.1
4.22	**Total current liabilities**	1219.2	1320.6	1443.8
	Non-current liabilities			
4.23	Payables	43.2	33.1	52.1
4.24	Interest bearing liabilities	1790.7	2230.0	2269.8
4.25	Provisions	793.2	796.9	804.5
4.27	**Total non-current liabilities**	2627.1	3060.0	3126.4
4.28	**Total liabilities**	3846.3	4380.6	4570.2
4.29	**Net assets**	4104.4	4081.0	4141.8
	Shareholders' equity			
4.30	Contributed equity	2139.4	2322.4	2164.9
4.31	Reserves	281.1	386.8	419.5
4.32	Retained profits	1602.3	1273.9	1448.3
4.33	Shareholders' equity attributable to members of CSR Limited	4022.8	3983.1	4032.7
4.34	Outside equity interests in controlled entities	81.6	97.9	109.1
4.35	**Total shareholders' equity**	4104.4	4081.0	4141.8

4.36 CSR has no preference shares on issue

5 **Exploration and evaluation expenditure capitalised:- Not material**

6 **Development properties:- Not material**

Consolidated statement of cash flows

	Year ended 31 March (A$ million)	2002	2001
	Cash flows from operating activities		
7.1	Receipts from customers	7258.3	6719.2
7.2	Payments to suppliers and employees	(5987.1)	(5545.3)
7.3	Dividends and distributions from associate entities	52.3	37.7
7.4	Other dividends received	2.3	1.4
7.5	Interest received	27.8	24.7
7.7	Tax refund from Australian Taxation Office	33.0	-
7.7	Income taxes paid	(191.8)	(213.5)
7.9	**Net cash from operating activities**	1194.8	1024.2
	Cash flows from investing activities		
7.10	Purchase of property, plant, equipment and other non-current assets	(427.0)	(391.1)
7.11	Proceeds from sale of property, plant, equipment and other non-current assets	120.6	92.4
7.12	Purchase of controlled entities and businesses net of cash acquired	(158.5)	(1093.1)
7.12	Return of capital from associated entities	-	5.6
7.13	Proceeds from sale of interests in controlled entities and businesses	15.5	783.7
7.14	Loans and receivables advanced	(1.2)	(2.1)
7.15	Loans and receivables repaid	13.3	25.1
7.17	**Net cash used in investing activities**	(437.3)	(579.5)
	Cash flows from financing activities		
7.18	Proceeds from issue of shares	22.9	14.4
7.18	Share buyback	(208.5)	(340.7)
7.19	Net (repayment of) proceeds from borrowings	(243.0)	436.2
7.21	Dividends paid	(256.2)	(276.5)
7.22	Interest and other finance costs paid	(118.3)	(167.5)
7.22	Hedging of foreign operations	3.3	(56.1)
7.23	**Net cash used in financing activities**	(799.8)	(390.2)
7.24	**Net (decrease) increase in cash held**	(42.3)	54.5
7.25	Net cash at beginning of financial year	199.5	120.7
7.26	Effects of exchange rate changes	(0.6)	24.3
7.27	**Net cash at end of financial year**	156.6	199.5
	Components of cash		
8.1	Cash at banks and on hand	68.2	85.7
8.2	Short-term loans and deposits	88.4	114.5
		156.6	200.2
8.3	Bank overdrafts	-	(0.7)
8.5	**Net cash at end of financial year**	156.6	199.5

During the year ended 31 March 2002, CSR Limited issued shares to employees of CSR Limited and its controlled entities under the terms of the Universal Share Option Plan. These shares were funded by employee loans of A$2.6 million (2001 A$1.7 million) from CSR Limited.

During the year ended 31 March 2001, CSR Limited was gifted shares in Sugar Terminals Limited which CSR valued at A$27.5 million. The receipt of these shares has been recorded as revenue and recognised as an asset.

During the year ended 31 March 2001, the purchase of the assets of a controlled entity was partially financed by the assumption of a A$158.4 million debt in the controlled entity.

Consolidated statement of financial performance information

Year ended 31 March	(A$ million unless indicated)	2002	2001	% Change
	Ratios			
9.1	**Profit before tax/revenue** Consolidated profit from ordinary activities before tax *(item 1.5)* as a percentage of trading revenue *(item 1.1)*	11.4	12.1	
9.2	**Profit after tax/shareholders' funds (%)** Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) the end of the period *(item 4.33)*	13.7	15.9	
10.1	**Earnings per share (cents)**			
	a Basic earnings per share	58.5	63.2	-7
	b Diluted earnings per share	57.8	62.5	-8
	c Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share (million)	944.8	1003.3	-6
11.1	**Net tangible asset backing per ordinary share (A$)**	3.34	2.98	12
	Details of specific receipts, outlays, revenues and expenses for the year			
12.1	Interest revenue included in determination of item 1.5	24.8	23.7	5
12.2	Interest revenue included in item 12.1 but not yet received	1.0	2.0	-50
12.3	Interest costs excluded from borrowing costs and capitalised in asset values	1.8	1.5	20
12.4	Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles	-	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	369.6	348.8	6
12.6	**Other specific relevant items not shown in item 1.24**			
	Cost of goods sold	4437.5	4097.2	8
	Warehouse and distribution costs	1015.2	874.1	16
	Selling costs	161.8	156.7	3
	Administration costs	516.3	466.1	11
	Other expenses from ordinary activities	158.8	489.7	-68

13 **Control gained over entities having material effect**

No controlled entities were acquired during the period which increased consolidated after tax operating profit by more than 5% compared with the previous corresponding year.

Loss of controlled entities having material effect

No controlled entities were disposed of during the period which decreased consolidated after tax operating profit by more than 5% compared with the previous corresponding year.

Industry segment analysis

Year ended 31 March	Profit from ordinary activities before income tax				Income tax		Outside equity interests		Net profit	
(A$ million except percentages)	**2002**	%	2001	%	**2002**	2001	**2002**	2001	**2002**	2001
Rinker Materials Corporation	**598.5**	*65*	515.5	*56*	**232.8**	200.5	**0.7**	(0.1)	**365.0**	315.1
Construction Materials	**56.7**	*6*	51.2	*6*	**8.9**	10.6	**1.1**	(0.6)	**46.7**	41.2
Building Materials	**108.8**	*12*	135.1	*14*	**32.8**	45.5	**1.1**	(0.3)	**74.9**	89.9
Sugar	**73.8**	*8*	16.5	*2*	**16.5**	4.0	**-**	-	**57.3**	12.5
Aluminium	**110.0**	*12*	211.5	*23*	**31.4**	73.1	**20.4**	40.5	**58.2**	97.9
Corporate costs	**(34.3)**	*(4)*	(32.0)	*(4)*	**(9.9)**	(13.3)	**-**	-	**(24.4)**	(18.7)
Other unallocated[a]	**12.3**	*1*	24.8	*3*	**(27.7)**	(18.4)	**-**	-	**40.0**	43.2
Segment totals	**925.8**	*100*	922.6	*100*	**284.8**	302.0	**23.3**	39.5	**617.7**	581.1
Finance expense	**(107.3)**		(131.7)		**(41.1)**	(56.6)	**(1.1)**	1.1	**(65.1)**	(76.2)
Consolidated before significant items	**818.5**		790.9		**243.7**	245.4	**22.2**	40.6	**552.6**	504.9
Significant items	**-**		57.3		**-**	(66.3)	**-**	(5.6)	**-**	129.2
Consolidated after significant items	**818.5**		848.2		**243.7**	179.1	**22.2**	35.0	**552.6**	634.1

Year ended 31 March	Total assets				Trading revenue[b]				Profit margins[c]	
(A$ million except percentages)	**2002**	%	2001	%	**2002**	%	2001	%	**2002** %	2001 %
Rinker Materials Corporation	**4445.8**	*57*	4739.9	*57*	**4115.5**	*59*	3589.5	*56*	**14.5**	14.4
Construction Materials	**978.2**	*13*	1004.7	*12*	**925.5**	*13*	922.5	*15*	**6.1**	5.6
Building Materials	**782.8**	*10*	763.9	*9*	**806.3**	*12*	859.6	*13*	**13.5**	15.7
Sugar	**906.4**	*12*	971.6	*12*	**693.7**	*10*	529.3	*8*	**10.6**	3.1
Aluminium	**403.3**	*5*	448.6	*6*	**443.2**	*6*	520.4	*8*	**24.8**	40.6
Unallocated	**277.6**	*3*	332.7	*4*	**0.5**		2.7		**-**	-
Segment totals	**7794.1**	*100*	8261.4	*100*	**6984.7**	*100*	6424.0	*100*	**13.3**	14.4
Finance	**156.6**		200.2							
Consolidated	**7950.7**		8461.6		**6984.7**		6424.0			

Geographic segment analysis

Year ended 31 March	Total assets		Trading revenue		Profit from ordinary activities before finance, income tax and significant items	
(A$ million)	**2002**	2001	**2002**	2001	**2002**	2001
Australia	**3169.2**	3324.1	**2718.5**	2702.8	**308.9**	401.6
North America	**4445.8**	4739.9	**4115.5**	3589.5	**598.5**	515.5
New Zealand	**47.2**	46.1	**31.5**	29.6	**9.8**	8.6
Asia	**131.9**	151.3	**119.2**	102.1	**8.6**	(3.1)
Segment totals	**7794.1**	8261.4	**6984.7**	6424.0	**925.8**	922.6

[a] Includes profit (loss) on major asset sales, product liability charges, and certain rationalisation costs.
[b] Inter-segment sales are negligible.
[c] Profit from ordinary activities before finance, income tax and significant items as a percentage of trading revenue.

Year ended 31 March		(A$ million unless indicated)	2002	2001	% Change
	Dividends:				
15.1	A final dividend has been declared, provided for and is payable on 4 July 2002.				
15.2	Registrable transfers received by CSR's external share registrar, Computershare Investor Services Pty Limited, on 6 June 2002 up to the times specified in the Listing Rules and SCH Business Rules will be registered before entitlements to the dividend are determined.				
	Share register:	Computershare Investor Services Pty Limited Level 3 60 Carrington Street, Sydney NSW 2000 Australia. GPO Box 7045, Sydney NSW 1115 Australia.			
15.3	A final dividend has been declared.				
	Final dividend per share				
15.4	current year:	13 cents (70% franked at 30% tax rate)			
	As the unfranked part of this dividend derives from the foreign dividend account, no withholding tax is payable by non-resident holders or by nominee holders on behalf of non-resident beneficiaries.				
15.5	previous year:	12 cents (40% franked at 30% tax rate)			
	Interim dividend per share				
15.6	current year:	11 cents (40% franked at 30% tax rate)			
15.7	previous year:	11 cents (one third franked at 34% tax rate)			
15.8	**Total annual ordinary dividend per share**		24.0	23.0	4
15.9	**CSR does not have any preference shares on issue**				
15.12	**Total annual ordinary dividend** The dividend reinvestment plan remains suspended until further notice.		225.0	222.5	1

Year ended 31 March	(A$ million unless indicated)	2002	2001
	Investments accounted for using equity method		
	Details of aggregate share of profits (losses) of associate entities:		
16.1	Profit from ordinary activities before income tax	61.5	65.4
16.2	Income tax expense	(16.1)	(16.0)
16.3	Profit from ordinary activities after income tax	45.4	49.4
16.4	Extraordinary items net of tax	-	-
16.5	Net profit	45.4	49.4
16.6	Outside equity interest	-	-
16.7	Net profit attributable to members	45.4	49.4

Material interests in entities which are not controlled entities:

17.1/2 CSR Limited and its controlled entities have an interest which is material from its viewpoint, in the following associated entities.

	2002	2001
Australian Cement Holdings Pty Ltd		
Percentage of issued capital held at 31 March	50.0	50.0
Contribution to net profit attributable to members	21.1	15.1
New Zealand Sugar Company Limited		
Percentage of issued capital held at 31 March	50.0	50.0
Contribution to net profit attributable to members	6.5	6.3
Sugar Australia joint venture		
Percentage of interest held at 31 March	50.0	50.0
Contribution to net profit attributable to members (1)	9.2	11.4

(1) CSR Limited as a joint venturer incurred a tax expense of A$2.7 million (2001 A$3.9 million) as a result of this period's profit. This expense is included under item 1.6 but excluded from item 16.2.

17.3/4 CSR Limited and its controlled entities do not have any other material interests.

18 Issued and quoted securities

Category of securities	Number issued	Number quoted	Issue price (A$)	Paid-up value (A$)
ORDINARY SHARES (Item 18.3)				
Fully paid shares[a]				
On issue/quoted at 31 March 2001	963 738 421	963 738 421		
Movements during the year (Item 18.4)				
Partly to fully paid[b]	326 000	326 000	4.82	4.82
Executive Share Option Plan (options converted)	5 029 166	5 029 166	3.98	3.98
Universal Share/Option Plan[c]	822 100	822 100	4.86	4.86
Share buyback[d]	(34 081 215)	(34 081 215)	6.12[k]	6.12[k]
Issued/quoted during the year	(27 903 949)	(27 903 949)		
On issue/quoted at 31 March 2002	935 834 472	935 834 472		
Movements since year end				
Share buyback[d]	(1 100 000)	(1 100 000)	6.05[k]	6.05[k]
On issue/quoted at 21 May 2002	934 734 472	934 734 472		
Partly paid shares[b]				
On issue at 31 March 2001	843 000		4.79	0.10
Partly to fully paid	(326 000)		4.82	4.82
On issue at 31 March 2002	517 000		4.76	0.10
Movements since year end				
Partly to fully paid	-			
On issue at 21 May 2002	517 000			0.10

18 Issued and quoted securities (continued)

Category of securities	Number issued	Number quoted	Issue price[f] (A$)	Paid-up value (A$)
Options[e]				
On issue at 31 March 2001	14 857 500			
1998 issue [g]	5 972 500		3.86	
converted to fully paid shares	(3 097 500)		3.86	
lapsed	(50 000)		-	
remaining	2 825 000		3.86	
1998 issue [h]	2 500 000		3.86	0.01
converted to fully paid shares	(700 000)		3.86	-
lapsed	(450 000)		-	
remaining	1 350 000		3.86	0.01
1999 issue [g]	2 855 000		4.34	
converted to fully paid shares	(931 666)		4.40	
lapsed	(20 000)		-	
remaining	1 903 334		4.33	
2000 issued [g]	200 000		4.04	
converted to fully paid shares	(50 000)		4.04	
lapsed	-		-	
remaining	150 000		4.04	
2000 issued [i]	3 330 000		4.49	
converted to fully paid shares	(250 000)		4.47	
lapsed	(265 000)		-	
remaining	2 815 000		4.50	
2001 issued [ij]	3 710 000		6.96	
converted to fully paid shares	-		-	
lapsed	(60 000)		7.03	
remaining	3 650 000		6.96	
On issue at 31 March 2002	12 693 334			
On issue at 21 May 2002	12 693 334			

18 **Issued and quoted securities (continued)**

a Ordinary fully paid shares are listed on the Australian and London stock exchanges and are traded in sponsored American Depositary Receipt form on the over-the-counter market in the United States. Fully paid ordinary shares carry one vote per share and the right to dividends.

b Ordinary shares were issued between 1986 and 1990 under the now superseded Executive Share/Option Plan. The shares are partly paid to A$0.10, are entitled to one-thirtieth of the dividend, and have no voting rights. Issue prices ranged between A$3.00 and A$5.35 per share.

c. Ordinary fully paid shares were issued in August, September and October 2001 under the employee Universal Share/Option Plan. For tax reasons, shares cannot be sold by participants within three years of allotment, unless they finish their employment with the company. Offers of 100 or 200 fully paid shares were made to all eligible employees (6,612). 4,129 accepted the offer with 2,026 purchasing shares under the loan option and 2,103 purchasing shares under the alternative option, subscribing for 100 shares and receiving a further 100 shares at no cost.

d. On 1 June 2000 CSR commenced a twelve month share buyback of up to 10% of its fully paid shares. A total of 89.0 million shares were repurchased under the original buyback. On 1 June 2001 CSR commenced a further twelve month share buyback of up to 10% of its fully paid shares. A total of 22.7 million shares have been repurchased under this further buyback.

e. The holders of the options do not have any right, by virtue of the options, to participate in any share or other interest issue of CSR or any other body corporate, but the amount payable on exercise or number of shares issued may be varied as a result of pro-rata rights or bonus issues.

f. The issue price is the CSR share market price at the time of each issue, hence no cost was recognised in the statement of financial performance.

g. Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting. Options have been issued in 1998 and 1999 and June 2000 and are eligible for conversion progressively over varying periods as from mid 2000 to mid 2005. The conversion of each portion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index, measured over defined periods. Options are issued at the CSR share market price at the time of issue. The obligation to pay this amount is deferred until these options are exercised or lapse.

h. Options issued to Rinker Materials Corporation executives on the same basis as set out in Note g. above, except that the options are paid to A$0.01 with the balance of the issue price payable when the options are exercised.

i. Options issued under the Executive Share Option Plan approved at the 1998 annual general meeting and amended at the 2000 annual general meeting. Options have been issued in August 2000, December 2000, June 2001, August 2001 and December 2001 and are eligible for conversion progressively over varying periods as from mid 2002 to end 2005. The conversion of options to shares is conditional on the percentage growth in the cumulative value of a notional investment in CSR exceeding the growth of an equivalent investment in the ASX All Industrials Accumulation Index (including manufacturing and industrial organisations, but excluding such companies as banks, finance, insurance, investment, financial services, media, property trusts, telecommunications, leisure and tourism), measured over defined periods. Options are issued at the CSR share market price at the time of issue. The obligation to pay this amount is deferred until these options are exercised or lapse.

j. In calendar year 2001, 3,710,000 options were offered to 153 executives.

k. Average price of shares bought back over the period

20 Comments by directors

i. Material factors affecting financial performance of CSR Limited and its controlled entities for the year ended 31 March 2002 are included on pages 1 - 7.

ii. There has been no event since the end of the relevant year which has had a material effect on the matters already reported.

iii. The Directors expect that dividends for at least the next year will be partially franked.

iv. CSR has adopted Accounting Standard AASB 1041 "Revaluation of Non-Current Assets" and has reverted to the cost basis of measurement. The directors have deemed the carrying amount of property, plant and equipment as at 1 April 2001 to be cost (previously at independent and directors' valuations). This change in accounting policy does not affect the carrying amount of non-current assets recorded in the financial statements. However, the balance of the asset revaluation reserve recorded in the financial statements as at 1 April 2001 relating to the previous revaluation of property, plant and equipment amounting to A$11.9 million, is no longer available to absorb any future write-downs.

21 Annual Meeting

i. To be held at Sydney Convention Centre, Darling Harbour.

ii. On 18 July 2002 at 10.00 am.

iii. CSR's annual report will be released on 19 June 2002.

Year ended 31 March	(A$million)	2002	2001

ADDITIONAL INFORMATION

1 Income tax

The actual income tax expense charged against profit differs from the prima facie income tax expense calculated on the profit before tax at the current income tax rate. The major items responsible for the difference are:

	2002	2001
Non-tax deductible depreciation and amortisation	18.5	19.8
Non-tax deductible other expenditure	1.4	4.3
Asset disposals and write-downs	(6.9)	(93.7)
Asian trading (profits) losses not recognised	(1.3)	4.2
Equity accounted associates profit/rebates on dividends received	(11.4)	(13.5)
Research and development concessions	(0.4)	(0.5)
Tax refund re settlement with insurer in prior years	(33.0)	-
Income tax over provided in previous years	(1.4)	(16.8)
Overseas tax rate differential	35.3	3.5
Gift of shares in Sugar Terminals Limited	-	(9.4)
Other items	(2.7)	(7.2)
	(1.9)	(109.3)

2 Gearing analysis

(A$ million except ratios)	31 March 2002	31 March 2001	30 September 2001
Borrowings			
Short-term debt and bank overdraft	40.2	35.9	43.2
Current maturities of long-term debt	63.8	34.2	30.2
Long-term debt	1790.7	2230.0	2269.8
Total borrowings	1894.7	2300.1	2343.2
Cash and short-term lending			
Cash	68.2	85.7	71.7
Short-term lending	88.4	114.5	142.0
Total cash and short-term lending	156.6	200.2	213.7
Net debt	1738.1	2099.9	2129.5
Total shareholders' equity	4104.4	4081.0	4141.8
Gearing ratios			
Net debt: equity plus net debt (%)	29.7	34.0	34.0
Net debt: equity (%)	42.3	51.5	51.4

ADDITIONAL INFORMATION (Continued)

3 Litigation

CSR Limited and/or certain subsidiaries (CSR) were involved in mining asbestos and manufacturing and marketing products containing asbestos in Australia, and exporting asbestos to the United States. As a result of these activities, CSR has been named as a defendant in litigation in Australia and the United States.

In Australia, claims for asbestos induced injury have been made by employees and ex-employees of CSR, by others such as contractors and transporters and by users of products containing asbestos. As at 31 March 2002, there were 558 such claims pending.

In the United States, claims for damages are being made by people who allege exposure to asbestos fibre liberated either during the manufacture of products containing asbestos or in the installation or use of those products. As at 31 March 2002, there were 2,271 such claims pending.

CSR has been settling claims since 1989. As at 31 March 2002, CSR had resolved 128,000 claims in the United States, including resolution of 80,000 claims in mass settlements in West Virginia, Texas and Mississippi, and 1,158 claims in Australia.

CSR has commenced proceedings in New Jersey against a number of insurers who issued policies to CSR during the years 1979 to 1986. In those proceedings CSR seeks indemnity for US asbestos claims and certain other relief. Those proceedings are being pursued by CSR as speedily as possible.

Provision has been made for all known claims and probable future claims but not for such claims as cannot presently be reliably measured. CSR cannot determine with certainty the amount of its ultimate liability with respect to asbestos related claims or the future impact on its financial condition. However, taking into account the provision already included in CSR's financial statements, the status of proceedings in CSR's insurance litigation and current claims management experience, the directors are of the opinion that asbestos litigation in the United States and Australia will not have a material adverse impact on its financial condition.

Other contingent liabilities

CSR Limited acts as an authorised self-insurer in New South Wales, Queensland, Victoria, South Australia, Western Australia, and the Australian Capital Territory for workers' compensation insurance, as does Rinker Materials Corporation and certain of its controlled entities in California, Nevada, New Mexico and Washington. Adequate provision has been made for all known claims and probable future claims that can be reliably measured.

ADDITIONAL INFORMATION (Continued)

4 CSR financial dates

2002

31 May	Shares begin trading ex dividend
06 June	Record date for entitlement to final dividend
19 June	Annual report released and Notice of Meeting and Proxy Form mailed
04 July	**Final dividend paid**
16 July	Proxy returns close (10.00 am Sydney)
18 July	Annual general meeting in Sydney at 10.00 am, Sydney Convention Centre, Darling Harbour
30 September	Half-year end
19 November *	Half-year profit and interim dividend announced
25 November *	Shares begin trading ex dividend
29 November *	Record date for entitlement to interim dividend
16 December *	**Interim dividend paid** Half-year results summary mailed
2003	
31 March	Year end

* Indicative dates.

COMPLIANCE STATEMENT

1. This report has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act 2001.
2. This report and the financial statements prepared under the Corporations Act 2001 use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. This report is based on financial statements, which have been audited.
5. The audit report on the financial statements does not contain any qualifications.
6. The entity has a formally constituted audit committee.

Peter Kirby
Managing Director
21 May 2002

CSR™

A year of consolidation...
as performance continues to improve

RESULTS PRESENTATION
Year ended 31 March 2002

CSR

1

Agenda

Part 1	Group financial performance
Part 2	Business performance
Part 3	Strategy
Part 4	Outlook

CSR

2

Strong results reflect improved performance and growth

Year ended 31 March 2002	A$m	change
Trading revenue	6,985	+ 8.7%
EBIT	926	+ 0.3%
EBITDA	1,379	+ 3.0%
Net profit**	553	+ 9.4%
Operating cash flow	1,195	+ 17%
Free cash flow*	846	+ 15%
ROFE **	15.5%	+ 0.9pp
ROE **	13.7%	+ 1.0pp
EPS **	58.5c	+ 16.3%
EPS (after significant items)***	58.5c	- 7.4%

* EBITDA after deducting tax & net interest paid, operating capital & change in working capital
** before significant items previously called abnormals.
*** significant items in YEM01 included profit on sale of GAL

CSR

3

EBIT breakdown

Year ended 31 March 2002

		A$m EBIT		
		YEM 02	YEM 01	% change
Rinker Materials Corp	US$m	306	284	+ 8 %
	A$m*	598	516	+ 16 %
Construction Materials (Aust & Asia)		57	51	+ 11 %
Building Materials (Aust, NZ & Asia)		109	135	- 19 %
Sugar		74	16	+ 347 %
Aluminium		110	212**	- 48 %
Corporate costs		(34)	(32)	
Restructuring, one-offs, other		12	25	
Total EBIT		926	923	+ 0.3%

Totals may not add due to rounding.
* Sum of monthly US$ converted at month-end FX rate (averaged 51.12 in YEM02 versus 55.24 in YEM01
** YEM01 EBIT included $67 from GAL, now sold

CSR

4

EBIT variance analysis

Year ended 31 March 2002


YEM01
923
Divested businesses
- 67
Restruct & one-offs YEM01
- 25
YEM01 continuing
831
Sugar (vol & price)
56
Pricing
58
OIP
106
Exchange rate
39
Volume
- 3
Costs
- 25
Inflation
- 117
Aluminium
- 34
Other
14
YEM02 comparable
925
Rinker YEM02 acquisitions
6
Restruct, one-offs & other
- 5
YEM02
926
700
800
900
1000
1100
CSR Group A$m EBIT

CSR

5

Cash flow up 17%


Operating cash flow *
A$m
671
832
912
1048
1024
1195
97
98
99
00
01
02
Year-ended March


Operating cash flow
A$'000 per employee
29.8
42.2
51.2
61.3
63.5
74.4
97
98
99
00
01
02
Year-ended March

CSR

* Net operating cash flow after tax

6

EBITDA up 3% to A$1.4 billion

EBITDA
A$m*



891
1012
1105
1167
1338
1379
97
98
99
00
01
02
Year-ended March

EBITDA / Sales %



13.5
15.3
16.4
18.2
20.8
19.7
97
98
99
00
01
02
Year-ended March

CSR

7

Strong growth in earnings & cash flow per share since 1997

EPS
CAGR 22% YEM97-YEM02



21.6
28.4
33.9
45.5
50.3
58.5
97
98
99
00
01
02
Year-ended March

Operating cash flow per share
CAGR 13% YEM97-YEM02



0.68
0.82
0.88
1.01
1.02
1.26
97
98
99
00
01
02
Year-ended March

CSR

8

Return on equity more than doubled since 1997

Return on funds employed
%


7.9
10.9
12.6
15.9
14.6
15.5
97 98 99 00 01 02
Year-ended March

Return on Equity
%


6.1
8.7
10.1
12.9
12.7
13.7
97 98 99 00 01 02
Year-ended March

CSR

9

Significant productivity improvement has helped lift performance

Growth in revenue, EBITDA & cash flow per employee


100
80
60
40
20
0
$'000
500
400
300
200
100
0
$'000
YEM97
YEM98
YEM99
YEM00
YEM01
YEM02
EBITDA
Op cash flow
Revenue RHS

CSR

10

Operating capex at sustainable levels
Growth spending ongoing but at a slower rate



1660
Development capex
Operating capex
A$ million
691
538
606
538
584
453
289
422
336
1440
337
238
249
184
202
220
247
YEM 97
98
99
00
01
02

CSR

11

Strong financial position

Gearing %
(net debt / net debt + equity)



36.8
34.2
32.6
22.2
34.0
29.7
97
98
99
00
01
02
Year-ended March

Interest cover
(times)



3.0
4.3
5.3
9.1
6.8
8.5
97
98
99
00
01
02
Year-ended March

CSR

12

Agenda

CSR

13

Rinker Materials Corporation

A$m YEM	*02*	*01*	
Revenue	4,116	3,590	+15%
EBIT	598	516	+16%
EBITDA	898	762	+18%
Funds Empl	3,592	3,865	- 7%



EBITDA/Sales %
(A$)
17.8
21.2
21.8
00
01
02
YEMarch



ROFE % (US$)
17.8
15.0
16.1
00
01
02
YEMarch

- EBIT up 16% (8% in US$)
- EBITDA up 10% in US$; EBITDA margin up to 21.8%
- Improved EBIT in all major businesses. Pricing up 1-5%
- Quarries SE EBIT up 26% Florida materials (concrete & block) EBIT up 21%; concrete pipe up 11%
- Small Polypipe, Prestress businesses made losses as commercial activity fell
- Gypsum Supply profit down US$8m as demand-supply conditions back to normal

CSR

14

Over 80% of Rinker revenue from high population growth states in US

Year ended 31 March 2002

Revenue by product


Asphalt
1%
Cement
16%
Pipe &
concrete
products
34%
Gypsum
supply
8%
Quarries
23%
Pre-mixed
concrete and
blocks
18%

Revenue by state


Other
15%
Florida 55%
Georgia
2%
Tennessee
3%
Pacific NW
4%
Nevada
5%
Texas
6%
Midwest
10%

CSR

Construction Materials (Aust & Asia)

A$m YEM	*02*	*01*	
Revenue	926	923	+ 0.3%
EBIT	57	51	+ 11%
EBITDA	104	102	+ 2%
Funds Empl	728	751	- 3%

EBITDA/Sales %


15.9
11.0
11.2
00
01
02
YEMarch

ROFE %


14.4
6.8
7.8
00
01
02
YEMarch

- EBIT up 11% to A$57m; H2 up strongly on pcp
- Concrete and quarry results below cost of capital but in line with competitors
- Asian operations EBIT up
- ACH cement returns up
- Business restructured; new CEO & 58 performance cells
- Focus on lifting customer service delivery
- Price rises from 1 April 02
- Further increase later in year

CSR

Building Materials (Aust, NZ & Asia)

A$m YEM	*02*	*01*	
Revenue	806	860	-6%
EBIT	109	135	-19%
EBITDA	143	174	-18%
Funds Empl	612	602	+ 2%



EBITDA/Sales %
20.7
20.2
17.7
00
01
02
YEMarch



ROFE %
24.3
22.4
17.8
00
01
02
YEMarch

- EBIT down 20%
- A year of two halves: H2 was up 27% over H1
- Significant lag in home building in NSW due to HIH, council delays etc
- Returns well ahead of previous downturn
- New products in plasterboard, bricks, fibre cement
- Some factory issues in roof tile business
- Commissioning new A$25m roof tile factory

CSR

17

Market environment: Australian housing starts activity:
Actual vs lagged



170,000
160,000
150,000
140,000
130,000
120,000
Housing Starts - Actuals
Housing Starts - 1/4 lag

	YEM98	YEM99	YEM00	YEM01	YEM02
Actual starts :	143,514	149,936	167,135	127,658	148,882
Lagged :	139,914	150,713	157,658	144,941	139,664

sources: ABS, BIS Shrapnel, HIA

CSR

18

Sugar EBIT up

A$m YEM	*02*	*01*	
Revenue	694	529	+31%
EBIT	74	16	+347%
EBITDA	110	54	+106%
Funds Empl	698	757	-8%



Milling
Refineries
Distilleries
Other
A$m EBIT
100
75
50
25
0
$97m
$88m
$45m
$17m
$74m
98
99
00
01
02
year-ended March

- EBIT up significantly to A$74m mainly on higher world prices
- Crop size still disappointing
- Tonnes crushed at 11.6mt, up 2% in Qld on pcp
- Distilleries improved returns
- Refining EBIT recovered in H2, NZ performing strongly

19

Improving CSR Sugar's earnings profile

- Low cost, high return investment opportunities
- Help stabilise earnings stream
- Co-generation – "green" electricity. Currently only significant in 1 of 7 mills
- Distilleries – expanding production of ethanol for bio-fuel blends
- A$150m industry-wide productivity program underway

20

Aluminium

A$m YEM	02	01*	
Revenue	443	520	-15%
EBIT	110	212	- 48%
EBITDA	132	241	- 45%
Funds Empl	308	304	+ 1%



Aluminium tonnes sold '000
Avge US$/tonne world aluminium price
$1544
$1412
160
164
YEM01
YEM02



GAF EBIT A$M
GAL EBIT A$M
183
212
110
72
67
145
YEM 00
01
02

- Profit as expected due to hedging of metal and currency
- YEM01 included GAL EBIT of $67m
- Excluding GAL, EBIT down 24%
- World aluminium price average down 9% to US$1412
- YEM 03 well hedged - similar result to YEM02 expected

* Includes GAL - divested Jan 01

21

Performance improvement program continues A$106m in YEM02 cost savings

Year ended 31 March 2002



Construction Materials A$5m
Building Materials A$12m
Sugar A$5m
Corporate A$4m
Rinker Materials Corporation A$80m

Totals may not add due to rounding

22

Agenda

Part 1 Group financial performance

Part 2 Business performance

Part 3 Strategy

Part 4 Outlook

CSR

23

CSR group strategy – Growth in heavy building materials and separating other assets for value

- Develop CSR as a focused, high performing, heavy building materials group, growing internationally
- Use shareholder value as decision driver
- Employ full gamut of value levers to drive value from portfolio
- Pursue growth & portfolio rationalisation in parallel
- Recognise that most parts of portfolio are cyclical and that cyclical issues will influence timing
- Growth focus is heavy building materials, mainly in Rinker in the US

CSR

24

Strategic driver to ensure we deliver for shareholders ....returns above cost of capital since 1998



CAGR in earnings per share (EPS)
18% p.a. since '97
%
20
16
12
8
4
0
90 91 92 93 94 95 96 97 98 99 00 01 02
12 Months ended
Return on funds employed
Weighted average cost of capital
Return on shareholders' funds

CSR

25

A$1.8 billion growth in US heavy building materials by Rinker since March 1998



Tennessee
Quarries - 9
Readymix Plants - 7
Florida
Cement Plants - 2
Cement Terminals - 2
Quarries/Sand Plants - 13
Ready-mix Plants - 67
Block Plants - 22
Bldg.Mat.Dist. Centers - 26
Pipe & Concrete Products - 8
Pipe & Concrete Products
Quarries & Sand Plants (outside FL)
Distribution (outside FL)
Ready-mix (outside FL)
PolyPipe
Quarry states

CSR

26

Rinker has strong US market positions

- # 3 in heavy building materials
- # 1 in concrete pipes
- # 5 in aggregates
- # 3 in pre-mixed concrete
- # 1 in Florida cement

CSR

27

Rinker growth strategy focused mainly on high population growth states

Metropolitan population change by region 1990 to 1999


USA
10.1%
Mid-west
6.6%
Northeast
1.9%
West
15.5%
South
14.6%

Source: US Census Bureau

CSR

28

US national aggregate prices

Indexed : 1982 to 2001


170
160
150
140
130
120
110
100
1982
1985
1988
1991
1994
1997
2000

Source: US Bureau of Labor Statistics - Producer Price Index

CSR

29

Why growth in the US?

- Consolidation now occurring :

	AGGREGATES	CONCRETE	CEMENT
USA	Top 5 25%	Top 5 15%	Top 5 70%
UK	Top 5 80%	Top 5 90%	Top 3 95%
France	Top 5 40%	Top 5 70%	Top 4 95%

- Rinker is #1 in concrete pipes with only 20% market share
- US economic growth average 3.4% p.a. over past 10 years
- Ongoing population growth of 1%-plus per year
- High performance and environmental standards required.

CSR

30

A range of growth options across the CSR group



Major "beachhead" acquisitions
Greenfields investments / plant upgrades
"Bolt ons" to existing positions
Industry consolidation
Expand product/service offering
Improve base business performance

CSR

31

Price / Free Cash Flow



5.9
8.5
10.0
11.2
12.4
14.8
15.6
16.3
18.6
34.0
35.2
37.1
41.1
Texas Industries
CSR Limited
RMC Group
Holcim
Hanson
Florida Rock Ind
CRH
Aggregate Indus.
Vulcan Materials
Martin Marietta
Boral Limited
Lafarge Group
Lafarge Nth Amer

Source: Bloomberg & CSR YEM02 accounts
Price at 17 May 02 / data is last financial year (CSR based on YEM02 results and share price of $6.70)
Free cash flow is Bloomberg definition "cash from operations, less capital expenditures"

CSR

32

EV / EBITDA



5.9
6.9
7.2
7.3
7.5
7.9
7.9
7.9
8.2
8.3
8.8
8.9
10.2
17.0
CSR Limited
Lafarge Nth Amer
RMC Group
Aggregate Indus.
Hanson
Florida Rock Ind
Martin Marietta
Texas Industries
Holcim
Boral Limited
CRH
Vulcan Materials
Lafarge Group
James Hardie

Source: Bloomberg & CSR YEM02 accounts
EBITDA is Bloomberg definition. CSR number includes share of associates income
EV based on market cap as at 17 May 02 - CSR share price = $6.70; other financial data T12 months

33

CSR Restructuring
The next steps

- Since 1998 strategic focus on growing heavy building materials internationally - 24 acquisitions by Rinker in the US, A$1.8bn
- Concurrent rationalisation - 22 divestments, A$1.5bn
- Total return to shareholders average 30% p.a. compound over past three years
- Still further re-rating potential; restructuring options being actively explored
- Federal demerger legislation from 1st July may facilitate further restructuring
- Explore option of creating two Australian listed companies
- Actively pursuing growth in heavy building materials including step out opportunities and bolt ons in the US

34

Agenda

Part 1 Group financial performance

Part 2 Business performance

Part 3 Strategy

Part 4 Outlook

CSR

35

Economic outlook generally positive for YEM03 but some caution over US recovery

- In US, positive signs of recovery. Housing strong but forecast to fall; non-residential weak but slowly improving; infrastructure strong, backed by TEA 21
- Positive pricing outlook unchanged - particularly for aggregates
- Stronger A$ will impact; CSR Group's US$-denominated debt partly offsets
- Australia stronger with infrastructure and non-residential up; housing to weaken in second half
- Sugar prices weak
- Aluminium price to track global recovery but hedging will mean similar EBIT result

CSR

36

US construction forecasts predict strong non-building activity but lower overall

Change 2002 vs 2001

	USA	Florida
Residential	-4.4%	-7.6%
Non-residential	-5.6%	-7.0%
Non-building	10.1%	27.3%
Total	-2.1%	-3.1%

Total value (US$m)

	2000 (a)	2001 (a)	2002 (f)
USA	366,200	367,800	360,200
Florida	28,300	29,500	28,600

Source: Dodge Q4 2001 Put in Place activity forecast (constant 1992$)

CSR

37

Building & construction in Australia - value of work done p.a. (year ended March)



Constant 1999/00 prices
$ million
22,000
20,000
18,000
16,000
14,000
12,000
10,000
Projected change YEM02 to YEM03
HIA
BIS
New housing (HIA)
5%
-12%
Engineering Construction (HIA)
1%
2%
Alterations and additions (HIA)
6%
4%
Non-residential Building (HIA)
1%
4%
YEM98 (actual)
YEM99 (actual)
YEM00 (actual)
YEM01 (actual)
YEM02 (estimate)
YEM03 (forecast)
New housing (HIA)
Alterations and additions (HIA)
Non-residential Building (HIA)
Engineering Construction (HIA)

Source: HIA May 2002 (based on work done); BIS Mar 02 (based on commencements)

CSR

38

Major construction projects in Australia

Commencing 2002 & beyond

Project	Location	Cost ($m)	Start date
Infrastructure:			
Parramatta-Chatswood rail link	Syd NSW	1600	2002/03
Western Sydney orbital tollway	Syd NSW	1400	2002
Scoresby freeway	Melb VIC	900	2002/03
Regional fast rail	Melb VIC	800	2002
High speed rail link to Newcastle	Syd NSW	700	2003
Lane Cove tunnel	Syd NSW	550	2003
Eastern Freeway Extension	Melb VIC	326	2002
Cross City Tunnel	Syd NSW	300	2002
Other:			
Alumina refinery	Glads QLD	1500	2002
Magnesium plant	Rockh QLD	1300	2002
NW shelf expansion 4th train	WA	976	2002
Methanol plant	WA	525	2002/2003

Source : BIS Shrapnel Feb 02

CSR

39

Ongoing growth and Australian construction recovery will lift YEM03 profit but US economy and A$ may offset

- Actively pursuing US growth; bolt-ons plus larger acquisitions if value and synergies available to Rinker
- Australian construction materials volumes to lift as economic cycle turns up; price rises repairing profit
- Building Materials should see some pick up overall in another year of two very different halves
- Asian operations also stronger, particularly China
- But US economy and stronger $A may offset gains
- YEM02 A$41m tax refund benefit not in YEM03 PAT
- Overall, cautiously optimistic about a solid result

CSR

40

CSR group priorities for YEM03

- Further improve safety and environmental performance
- Instil a high performance culture across the group
- Continue to improve the performance of all businesses, particularly Construction Materials
- Actively pursue international growth in heavy building materials
- Expedite the separation of assets

CSR

41